[Sun Bancorp, Inc. Letterhead]

December 4, 2014

VIA EDGAR

Ms. Erin Purnell
Senior Staff Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

Re:         Sun Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-199651

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sun Bancorp, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-199651) be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 5:00 pm on Friday, December 5, 2014, or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:
  should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (856) 552-6037 or Nick Demmo at (212) 403-1381 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request, and please notify either of us when this request for acceleration has been granted.

Very truly yours,

Sun Bancorp, Inc.

By:	/s/ Patricia M. Schaubeck
Name:	Patricia M. Schaubeck
Title:	General Counsel

cc:	Nicholas G. Demmo
Wachtell, Lipton, Rosen & Katz